UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

RED METAL RESOURCES LTD.

(Name of Issuer)

Common Stock

(Title of Securities)

75678R 10 3

(CUSIP Number)

Fladgate Exploration Consulting Corporation
195 Park Avenue
Thunder Bay, Ontario, Canada P7B 1B9
(807) 345-5380

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 13, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 75678R 10 3
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Fladgate Exploration Consulting Corporation/
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power 830,087
8. Shared Voting Power Not Applicable
9. Sole Dispositive Power 830,087
10. Shared Dispositive Power Not Applicable
11. Aggregate Amount Beneficially Owned by Each Reporting Person 830,087
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 8.1%
14. Type of Reporting Person (See Instructions) CO

Item 1.                    Security and Issuer

Common stock, $0.001 par value, of Red Metal Resources Ltd. (the “Issuer”).  The Issuer’s address is 195 Park Avenue, Thunder Bay, Ontario, Canada P7B 1B9.

Item 2.                    Identity and Background

(a)           This statement is filed by Fladgate Exploration Consulting Corporation (the “Reporting Person”).

(b)           The Reporting Person’s address is 195 Park Avenue, Thunder Bay, Ontario, Canada P7B 1B9.

(c)           The Reporting Person’s place of incorporation is Ontario, Canada.

(d)           The Reporting Person provides mineral and energy exploration consulting services internationally.

(e)            During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(f)             During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                    Source and Amount of Funds or Other Consideration

On January 19, 2010 the Issuer issued 830,087 shares of the Issuer’s common stock to the Reporting Person to pay $249,026 in accrued debt for exploration services rendered to the Issuer.

Item 4.                    Purpose of Transaction

The securities were issued to the Reporting Person as payment for services provided to the Issuer.  The Reporting Person has no immediate plans to acquire additional securities of the Issuer.

Item 5.                    Interest in Securities of the Issuer

As computed using rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns a total of 830,087 shares, or approximately 8.1%, of the Issuer’s common stock.  There is no single person who has voting or investment control over the shares owned by the Reporting Person.  These decisions are made by a vote of the Reporting Person’s stockholders.  If the vote results in a tie, the President of the Reporting Person will cast the deciding vote.  The Reporting Person did not effect any transactions in the Issuer’s common stock during the 60 days prior to the date of this report, other than the transactions reported herein.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock in the Issuer owned by the Reporting Person.

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Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above in Item 4 (which information is incorporated herein by reference) and below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the common stock.

The Reporting Person is aware that Caitlin Jeffs, the general manager and a 25% shareholder of the Reporting Person, beneficially own shares of common stock of the Issuer for which she has filed a Schedule 13D with the Securities and Exchange Commission.  The Reporting Person expressly disclaims that the Reporting Person and Caitlin Jeffs comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person expressly disclaims beneficial ownership of shares of common stock beneficially owned by Caitlin Jeffs.

Item 7.                    Material to Be Filed as Exhibits

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fladgate Exploration Consulting Corporation

May 27, 2010	/s/ Michael Thompson
Michael Thompson, President

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